Intcomex, Inc.

3505 NW 107th Avenue

Miami, FL 33178

www.intcomex.com

March 2, 2012

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Stephen G. Krikorian Accounting Branch Chief

Re:	SEC Comment Letter dated February 17, 2012
Intcomex, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed on March 31, 2011
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed on August 15, 2011
File No. 333-134090

Dear Mr. Krikorian:

We refer to your comment letter dated February 17, 2012 concerning the Form 10-K for the fiscal year ended December 31, 2010, filed on March 31, 2011 (the “Form 10-K”) and the Form 10-Q for the fiscal quarter ended June 30, 2011, filed on August 15, 2011 (the “Form 10-Q”) of Intcomex, Inc. (the “Company”).

We have set forth, in italics below, the text of the comment noted in the letter, followed by our response.

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Form 10-Q for the Quarterly Period Ended June 30, 2011

Note 3. Acquisition of Business, page 10

1.	We continue to consider your determination that an equity purchase by Brightpoint constitutes a separate transaction. With regard to your determination that the transaction was arranged primarily for your benefit, it is unclear how you determined that Brightpoint did not benefit from the transaction when they received a substantial equity interest in the company. It appears that assets were exchanged that convey mutual benefit. Please explain how you determined that the benefit is to you instead of the combined entity. See ASC 805-10-25-21.

The Company has reviewed FASB Accounting Standards Codification 805 – Business Combinations (“ASC 805”), including paragraph 805-10-25-21.

In the Company’s response letter dated December 22, 2011, the fourth paragraph states, “…management believes that two distinct transactions took place, that is, the Company acquired a business…and the Company sold common stock for cash…(collectively, the “Brightpoint Transaction”). Management reached this conclusion upon analyzing the reasons for the transactions.” The reasons for the transactions were then identified and discussed in the following paragraphs.

The Company did not reach the conclusion that two distinct transactions took place based on who received the greatest benefit. Management’s reference to “primarily for the benefit of the acquirer,” as noted in the seventh paragraph of the Company’s response, is simply a reference to paragraph 805-10-55-18(a) of ASC 805, which cites an example which could allow for separate consideration of elements in a transaction.

To further support the conclusion reached by management, we would like to call attention to certain elements of the Purchase Agreement.

First, as defined in paragraph 805-20 of ASC 805, a business is “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.” Consistent with this, both the Preamble and Article I of the Purchase Agreement differentiate between the assets and liabilities of the business being purchased/sold between the parties and the $15,000,000 in cash. Specifically, the last paragraph of the Preamble states, “$15,000,000 in cash, the Purchased Assets…and the Purchased Equity Interests…”

Next, the defined terms in Article I of the Purchase Agreement specifically define Assumed Liabilities, Cash Consideration, and Purchased Assets. Assumed Liabilities and Purchased Assets included the assets and liabilities that existed within the operations of Brightpoint Latin America, Inc., Brightpoint de Colombia Limited, and Brightpoint de Guatemala S.A., that are, collectively, the acquired business, consistent with paragraph 805-20. Cash Consideration, however, is a distinct item from the Purchased Assets and is comprised of the $15,000,000 cash. The $15,000,000 cash did not originate from the assets and liabilities within Brightpoint Latin America, Inc., Brightpoint de Colombia Limited, or Brightpoint de Guatemala S.A., that is, the $15,000,000 were not part of the “integrated set of assets,” as defined above.

Additionally, it should be noted, as discussed in the Company’s response dated December 22, 2011, that the Purchase Agreement also stipulated a specific use for these proceeds. Article 2.3 of the Purchase Agreement, Use of Proceeds, states, “Intcomex shall utilize the Cash Consideration…payable hereunder for (i) the redemption of a portion of Intcomex’s 13 1/4% Senior Notes due December 15, 2014 with an interest rate of 13 1/4% per year offered pursuant to Intcomex’s private offering on December 10, 2009…in accordance with the existing payment schedule of the Senior Notes and (ii) general working capital purposes.” Accordingly, these funds were paid into Intcomex, Inc. (the “Parent Company”) and utilized to facilitate the payment of pending debt obligations of the Parent Company. Please note that the Parent Company is a holding company with no operations. Specifically, these funds were used to facilitate the mandatory redemption of $5.0 million in principal of the 13 1/4% Senior Notes during fiscal 2011, as well as the payment of interest due on the 13 1/4% Senior Notes during June and December 2011, totaling approximately $15.6 million. These funds were utilized for these corporate purposes and not to fund the operations of the acquired Brightpoint business. The term “Intcomex” as used in Article 2.3 is defined as Intcomex, Inc. within the introductory paragraph of the Purchase Agreement. “Intcomex” is defined as a distinct entity which does not include any of the Company’s other subsidiaries which participated in the Brightpoint Transaction and are included within the defined term, “Intcomex Parties.”

In conclusion, as described in the Company’s response dated December 22, 2011, management believes that, consistent with paragraph 805-10-55-18(a) of ASC 805, two distinct transactions were completed, based on two distinct strategic objectives. Management believes the Purchase Agreement supports this conclusion because the $15,000,000 in cash, which management has determined to be a financing cash flow, is identified and defined separately and distinctly from the assets and liabilities used within the operations of the acquired business. It should also be noted that a net cash movement related to cash acquired with the business, net of the related working capital adjustment, has been presented as an investing cash flow in the Statement of Cash Flows, as presented in the Form 10-Q for the Fiscal Quarter Ended September 30, 2011.

Management believes that separate presentation in the Company’s financial statements provides the reader of the financial statements with a clearer description of the cash flow impact of the Brightpoint Transaction.

2.

We refer you to paragraph 2.1 in Article II of the Purchase Agreement dated March 16, 2011. Based on this agreement, there does not appear to have been a contemplation of two separate transactions as the transfers by each party upon closing appear to be that Brightpoint exchanged $15 million dollars and the assets set forth in (b)(i), (ii) and (iii) and that the company was to issue 38,769 shares of common stock. In this regard, tell us why you believe there is an arrangement that was entered into during the negotiations that is separate from the business combination. Identify the relevant section that stipulates that number of shares to be issued in exchange for $15.0 million. Further, tell us how the company determined the selling price or fair value of the shares issued under this agreement and describe the basis for allocating the shares of common stock between the cash and the business purchased.

As discussed in the response to Comment #1 above, and consistent with Article II (b)(i), (ii), (iii), and (iv) of the Purchase Agreement, the $15,000,000 in cash is described and defined distinctly from the assets and liabilities of the acquired business. As discussed above, the Cash Consideration was not part of the defined Purchased Assets and Assumed Liabilities, and the Cash Consideration’s use is stipulated in Article 2.3 of the Purchase Agreement for purposes not associated with the acquired business.

As discussed above, management reached the conclusion that two transactions occurred based on its review of the distinct strategic reasons for the transactions. As discussed above, while the Purchase Agreement does not stipulate the number of shares to be issued in exchange for the $15,000,000, management believes that the Purchase Agreement is consistent with this conclusion.

An overall valuation of the Brightpoint Transaction was negotiated by the two parties involved whereby they agreed that 23% of the Company was valued at approximately $22.5 million. In order to achieve a 23% ownership interest in the Company by Brightpoint Latin America, the Company needed to issue an aggregate 38,769 shares of common stock in order to complete the two transactions. The agreed upon value reflects a share price of $580.36. The parties separately agreed that the value of the Brightpoint business being purchased/sold between the parties was approximately $7.5 million. Accordingly, Brightpoint would need to pay an additional $15.0 million in cash in order to ultimately acquire the aggregate 23% equity stake in the Company.

As disclosed in the final paragraph of Note 3 to the Condensed Consolidated Financial Statements, which was included in the Form 10-Q for the Fiscal Quarter Ended September 30, 2011, “The preliminary purchase price allocation for the Brightpoint Transaction was based upon the Company’s preliminary calculations, valuation, estimates and assumptions, which are subject to change, as the Company obtains additional information for the estimates during the respective measurement period of no later than one year from the Transaction Date. The primary areas of those preliminary purchase price allocations that are not yet finalized relate to certain tangible assets acquired and liabilities assumed, identifiable intangible assets, taxes, valuation of equity consideration and residual goodwill.” We are currently working with our valuation experts to finalize the overall valuation of the two components of the Brightpoint Transaction.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and Form 10-Q and that the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the opportunity to discuss our responses on a conference call with you and/or Ms. Tamara Tangen. We will contact you to schedule the call.

Please contact Russell A. Olson, the Company’s Chief Financial Officer, at (305) 477-6230 Ext. 500.296, if you have any further questions or comments.

Sincerely,

/s/ Russell A. Olson
Russell A. Olson
Chief Financial Officer
Intcomex, Inc.